UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Genta Incorporated
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37245M801
(CUSIP Number)

Gary Siegel
Vice President, Finance
Genta Incorporated
200 Connell Drive
Berkeley Heights, New Jersey 07922
(908) 286-9800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6633

June 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 5 Pages)

CUSIP No. 37245M801		13D	Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gary Siegel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b)
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
550,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000,000 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%(1)
14		TYPE OF REPORTING PERSON*
IN

(1)           Includes 550,000,000 shares of restricted Common Stock issued to Mr. Siegel on June 13, 2012.  Does not include any shares of Common Stock underlying restricted stock units held by Mr. Siegel.
(2)           Based on 5,959,717,543 outstanding shares of Common Stock issued and outstanding as of June 19, 2012.

Item 1.               Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Genta Incorporated, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 200 Connell Drive, Berkeley Heights, New Jersey 07922.

Item 2.               Identity and Background

This statement is being filed on behalf of Gary Siegel.  The business address for Mr. Siegel is c/o Genta Incorporated, 200 Connell Drive, Berkeley Heights, New Jersey 07922.  Mr. Siegel is the Vice President, Finance of the Issuer.  The Issuer is a biopharmaceutical company engaged in pharmaceutical research and development dedicated to the identification, development and commercialization of novel drugs for the treatment of cancer and related diseases. The address of the Issuer is set forth in Item 1 above.

During the five years prior to the date hereof, Mr. Siegel has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Siegel is a citizen of the United States.

Item 3.               Source and Amount of Funds or Other Consideration

Mr. Siegel acquired beneficial ownership of 550,000,000 shares of restricted Common Stock from the Issuer pursuant to the Executive Incentive Compensation described in Item 4 below.

Item 4.               Purpose of Transaction

On June 13, 2012, the Compensation Committee of the Board of Directors of the Issuer approved a grant of restricted stock to several of its executive officers (the “Executive Incentive Compensation”).  The Executive Incentive Compensation was issued outside of the Issuer’s stock plan and has not been registered with the Securities Exchange Commission in reliance on the exemption from registration in Section 4(2) of the Securities Act of 1933.

The Executive Incentive Compensation is intended to incentivize and retain executive officers through the approval of the Issuer’s lead product candidate.  The restricted stock issued as the Executive Incentive Compensation vests 100% upon the approval by the United States Food and Drug Administration of tesetaxel for any indication if Mr. Siegel is still employed by the Issuer.  The equity will automatically accelerate in the case of a change of control.

Mr. Siegel does not have any plans that would result in:

(a)             The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)             An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)             A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)             Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

(e)             Any material change in the present capitalization or dividend policy of the Issuer;

(f)              Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)             Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)             Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)              A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)              Any action similar to any of those enumerated above.

Item 5.               Interest in Securities of the Issuer

(a)             Aggregate number and percentage of class beneficially owned:

(i)      Mr. Siegel beneficially owns 550,000,000 shares of restricted Common Stock (the “Restricted Shares”), constituting approximately 9.2% of the outstanding shares of Common Stock.  Mr. Siegel does not have dispositive power over the Restricted Shares due to the restrictions placed thereon.

(b)             Number of shares as to which such person has:

(i)      Power to vote:  550,000,000

(ii)     Power to dispose:  0

(c)             Transactions during the past 60 days:

Other than as described in Items 3 and 4, during the past sixty days prior to the date hereof, Mr. Siegel has not engaged in any transaction in the Issuer’s Common Stock.

(d)             No person, other than Mr. Siegel, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Siegel.

(e)             Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Executive Incentive Compensation will be subject to a Restricted Stock Grant Agreement between the Issuer and Mr. Siegel to be negotiated between the parties.

Item 7.              Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2012	GENTA INCORPORATED.

By: /s/ Gary Siegel
Name: Gary Siegel Title: Vice President, Finance

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)